Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine-Month Period Ended		Fiscal Year Ended
In Millions, Except Ratios	Feb. 22, 2015	Feb. 23, 2014	May 25, 2014	May 26, 2013	May 27, 2012	May 29, 2011	May 30, 2010
Earnings before income taxes and after-tax earnings from joint ventures	$1,417.9	$2,052.5	$2,655.0	$2,534.9	$2,210.5	$2,428.2	$2,204.5
Distributed income of equity investees	36.8	41.6	90.5	115.7	68.0	72.7	88.0
Plus: Fixed charges (1)	302.2	290.6	389.8	400.1	431.8	414.2	423.1
Plus: Amortization of capitalized interest, net of interest capitalized	(2.3)	(0.1)	(0.8)	(0.4)	(5.5)	(3.7)	0.7
Earnings available to cover fixed charges	$1,754.6	$2,384.6	$3,134.5	$3,050.3	$2,704.8	$2,911.4	$2,716.3
Ratio of earnings to fixed charges	5.81	8.21	8.04	7.62	6.26	7.03	6.42

(1) Fixed charges:
Interest expense	$250.1	$238.1	$323.4	$333.8	$370.7	$360.9	$374.5
Preferred distributions to noncontrolling interest holders	2.5	2.6	3.4	3.7	2.6	2.5	2.6
Rentals (1/3)	49.6	49.9	63.0	62.6	58.5	50.8	46.0
Total fixed charges	$302.2	$290.6	$389.8	$400.1	$431.8	$414.2	$423.1

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and after-tax earnings of joint ventures, distributed income of equity investees, fixed charges, and amortization of capitalized interest, net of interest capitalized. Fixed charges represent gross interest expense (excluding interest on taxes) and subsidiary preferred distributions to the noncontrolling interest holder, plus one-third (the proportion deemed representative of the interest factor) of rent expense.